SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of January 7, 2004

KLM ROYAL DUTCH AIRLINES
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURES
TRAFFIC AND CAPACITY STATISTICS — DECEMBER 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: January 7, 2004	By	/s/ R.A. Ruijter

	Name	: R.A. Ruijter
	Title	: Managing Director & CFO

	By	/s/ J.E.C. de Groot

	Name	: J.E.C. de Groot
	Title	: SVP & General Secretary

04/001

TRAFFIC AND CAPACITY STATISTICS — DECEMBER 2003

#	Passenger load factor increased by 3.0 percentage points to 77.6 percent
#	Passenger traffic down 7 percent on 11 percent lower capacity
#	Cargo load factor increased by 4.5 percentage points to 73.4 percent
#	Boeing 747-300 fully phased out in December

Passenger Traffic
December passenger capacity was down 11 percent. This decrease is the combined effect of the accelerated phasing out of KLM’s Boeing 747-300 fleet, completed early December, and pro-active capacity adjustments to reflect lower demand in the holiday season. As traffic was down only 7 percent, passenger load factor improved by 3.0 percentage points to 77.6 percent.
Especially on the Asia Pacific routes capacity levels were adjusted to match lower demand. As a consequence, capacity was down 15 percent on last year, which is a more pronounced decrease compared to the previous months. As traffic in this route area was 7 percent lower than last year, load factor increased by 6.6 percentage points to 80.8 percent.
North Atlantic load factor improved by 4.0 percentage points to 82.6 percent. This is the result of a capacity decrease of 20 percent, which is in line with the previous months, and a decrease in traffic of 16 percent.
Traffic on the Middle East / South Asia route area was 3 percent up on last year. Capacity was down 7 percent, which resulted in a load factor improvement of 7.7 percentage points to 81.2 percent.
European traffic was at last year’s level on 1 percent lower capacity. Load factor of 70.2 percent was up 0.8 percentage points.

Cargo Traffic
In December, cargo traffic was at the same level as last year on 6 percent lower capacity. Cargo load factor improved by 4.5 percentage points to 73.4 percent.
Performance on the Asia Pacific routes continued to show a significant improvement with traffic up 9 percent on 1 percent lower capacity. As a result cargo load factor improved by 7.8 percentage points to 86.7 percent. Especially traffic from Asia to Europe developed strongly.
On the North Atlantic traffic was down 7 percent. As capacity was 10 percent lower than last year, this resulted in a load factor increase of 2.4 percentage points to 70.6 percent.
Cargo traffic outbound Europe continues to be under pressure.

Amstelveen, January 7, 2004

	Month of December				Year to date

	2003	2002	change (%)		2003	2002	change (%)

Revenue passenger km (RPK) (in millions)
Europe	735	733	0%		7,949	8,011	(1)%
North Atlantic	1,077	1,277	(16)%		10,732	11,556	(7)%
Central and South Atlantic	645	730	(12)%		6,473	6,316	2%
Asia / Pacific	948	1,020	(7)%		9,073	10,141	(11)%
Middle East / South Asia	402	391	3%		3,568	3,683	(3)%
Africa	635	636	(0)%		5,535	5,673	(2)%
Total	4,443	4,787	(7)%		43,329	45,379	(5)%
Available seat km (ASK) (in millions)
Europe	1,048	1,056	(1)%		10,428	10,569	(1)%
North Atlantic	1,304	1,624	(20)%		12,281	13,641	(10)%
Central and South Atlantic	866	958	(10)%		8,392	8,339	1%
Asia / Pacific	1,173	1,374	(15)%		11,412	12,023	(5)%
Middle East / South Asia	495	533	(7)%		4,546	4,949	(8)%
Africa	836	871	(4)%		7,077	7,029	1%
Total	5,722	6,415	(11)%		54,136	56,552	(4)%
Passenger load factor (%)
Europe	70.2	69.4	0.8	pts	76.2	75.8	0.4	pts
North Atlantic	82.6	78.6	4.0	pts	87.4	84.7	2.7	pts
Central and South Atlantic	74.4	76.1	(1.7)	pts	77.1	75.7	1.4	pts
Asia / Pacific	80.8	74.2	6.6	pts	79.5	84.3	(4.8)	pts
Middle East / South Asia	81.2	73.5	7.7	pts	78.5	74.4	4.1	pts
Africa	76.0	73.0	3.0	pts	78.2	80.7	(2.5)	pts
Total	77.6	74.6	3.0	pts	80.0	80.2	(0.2)	pts
Revenue freight ton-km (RFTK) (in millions)
Europe	4	5	(31)%		30	46	(34)%
North Atlantic	82	89	(7)%		748	749	(0)%
Central and South Atlantic	35	39	(8)%		317	335	(6)%
Asia / Pacific	185	169	9%		1,711	1,555	10%
Middle East / South Asia	17	22	(25)%		204	212	(4)%
Africa	29	29	(0)%		252	254	(1)%
Total	352	354	(0)%		3,262	3,150	4%
Available freight ton-km (AFTK) (in millions)
Europe	22	24	(8)%		211	226	(7)%
North Atlantic	117	130	(10)%		1,055	1,059	(0)%
Central and South Atlantic	55	63	(12)%		518	548	(5)%
Asia / Pacific	213	215	(1)%		2,019	1,858	9%
Middle East / South Asia	26	34	(24)%		307	305	1%
Africa	46	47	(2)%		379	381	(1)%
Total	480	513	(6)%		4,489	4,377	3%
Cargo load factor (%)
Europe	16.4	21.8	(5.4)	pts	14.5	20.3	(5.8)	pts
North Atlantic	70.6	68.2	2.4	pts	70.9	70.7	0.2	pts
Central and South Atlantic	63.6	61.1	2.5	pts	61.1	61.2	(0.1)	pts
Asia / Pacific	86.7	78.9	7.8	pts	84.8	83.7	1.1	pts
Middle East / South Asia	65.3	66.4	(1.1)	pts	66.3	69.4	(3.1)	pts
Africa	62.7	61.9	0.8	pts	66.5	66.5	0.0	pts
Total	73.4	68.9	4.5	pts	72.7	72.0	0.7	pts